September 8, 2010

VIA THE EDGAR SYSTEM

United States Securities and Exchange Commission
Mail Stop 4561
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Courtney Haseley

Re:	TTM Technologies, Inc. (the “Company”) Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 15, 2010 Form 8-K/A Filed April 26, 2010 File No. 000-31285

Dear Ms. Haseley:

Reference is made to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 23, 2010 to Kenton K. Alder, Chief Executive Officer of the Company, providing comments to the Company’s filings referenced above. In connection with the Company’s response to the Staff’s comments by letter dated August 12, 2010, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this filing, please do not hesitate to contact me at (714) 327-3072.

Sincerely,

/s/ Steven W. Richards

Steven W. Richards,
Executive Vice President and
Chief Financial Officer